March 20, 2009
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Kari Jin, Division of Corporation Finance

Re:	Aruba Networks, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2008
Filed October 7, 2008
Form 10-Q for the Quarter Ended October 31, 2008
Filed December 10, 2008
Definitive Proxy Statement on Schedule 14A
Filed November 25, 2008
File no. 1-33347
Ladies and Gentlemen:
          On behalf of Aruba Networks, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated February 27, 2009, relating to the above-referenced filings.
          In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with our response.
Form 10-K for the Fiscal Year Ended July 31, 2008
General
1.	We note the disclosure on pages 9 and 33 of your Form 10-K that you sell products in the Middle East and Africa, which are regions that are generally understood to include Iran, Syria and Sudan. Also, it appears from several dropdown menus on your website that nationals of Cuba, Iran, Sudan, and Syria may request your newsletter and white papers, and submit inquiries to you over the web, including inquiries related to sales. Cuba, Iran, Syria, and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with the referenced countries, if any, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you

Securities and Exchange Commission
March 20, 2009

have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
          The Company advises the Staff that it is possible that residents of Cuba, Iran, Sudan and/or Syria (the “Sanctioned Countries”) may have accessed information about the Company’s products, technologies and services through its website. The Company does not, however, conduct or participate in tradeshows in the Sanctioned Countries. Moreover, the Company confirms that it has not sold or shipped any products, components, equipment, technology or services into the Sanctioned Countries. The Company’s products, which require country certification for certain radio frequencies, are not certified in any of the Sanctioned Countries, and the Company will not be seeking certification for its products to operate in the Sanctioned Countries. Without government certification, the Company’s products are not likely to operate correctly.
Compliance Policies and Procedures
          The Company actively employs comprehensive policies, procedures and systems for ensuring compliance with U.S. export control and economic sanction laws and regulations. Furthermore, the Company constantly updates and implements practical policies and procedures for conducting its business in compliance with U.S. laws and regulations, where applicable.
          As a global company, the Company sells its products and services both directly (through its field sales organization) and by way of third party distributors. In terms of direct sales, both the Company’s order entry system and its order fulfillment process screen out sales to Sanctioned Countries. With respect to the Company’s customers and distributors, the terms and conditions of the Company’s sales contracts and distributor agreements contain requirements to comply with U.S. export and re-export laws. In compliance with its policies and procedures, the Company does not knowingly provide any products, technologies, services or financial support to the Sanctioned Countries. In addition, to the Company’s knowledge, it has not previously, does not currently, and does not intend to conduct business with customers in or connected with any of the Sanctioned Countries.
Compliance Actions
          As a result of the Staff’s inquiry, the Company advises the Staff that the Sanctioned Countries previously listed in the pull-down menus on the Company’s website have been removed. In addition, the Company will actively educate and train its employees about U.S. export control and economic sanction laws and regulations and how such laws and regulations affect the Company’s business.
Item 1. Business
2.	We note that you have outsourced the manufacturing of your products exclusively to Flextronics. Please expand your business section to include a discussion of the material terms

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March 20, 2009

of your manufacturing agreement with Flextronics, consistent with your confidential treatment order, such as the term and termination of the agreement.
          In response to the Staff’s comment, we propose revising the description of the Company’s agreement with Flextronics in the business section of the Company’s Annual Report on Form 10-K for the fiscal year ending July 31, 2009, to read as set forth on Exhibit A attached hereto.
Item 1A. Risk Factors
Risks Related to our Business and Industry, page 12
3.	On page 17, you disclose that the terms of the “most-favored-nations” clause contained in your original manufacturing agreement is narrow and specific. Please advise as to the basis for this legal conclusion.
          We respectfully advise the Staff that the “most-favored-nations” clause to which this risk factor refers is in Section 7.1(b) of the OEM Supply Agreement dated March 18, 2005 (the “OEM Agreement”), by and between the Company and Alcatel-Lucent (“Alcatel”). This clause addresses two different categories of the Company’s products: a “Supplier Product,” which is a product sold by the Company that is not branded with the Alcatel brand name, and a “Product,” which is a product made by the Company only for Alcatel and which is branded with the Alcatel brand name. Section 7.1(b) of the OEM Agreement provides that, if the Company agrees to sell to any third party that purchases the same or similar volumes of a “Supplier Product” that is substantially the same as a “Product” and such sales include the same or similar terms and conditions as those set forth in the OEM Agreement but at a lower price, then the Company will sell to Alcatel the Product at the lower price for which the Company sells the Supplier Product.
          We believe that the terms of this “most-favored-nations” clause are narrow and specific for the following reasons: (1) the third party customer would need to purchase the same or similar volumes of a Supplier Product as Alcatel purchases of a Product; (2) such Supplier Product would need to be substantially the same as the Product the Company manufactures for Alcatel; and (3) the sale to the third party would need to be upon the same or similar terms and conditions as those set forth in the OEM Agreement. The Company advises the Staff that, in the four years that the OEM Agreement has been in effect, the Company has not incurred any obligations related to this clause because no other customer of the Company has purchased similar volumes of a similar product on substantially the same terms as Alcatel.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 38
4.	We note your disclosure on page 39 that revenues increased domestically and internationally during fiscal 2008 due to the growth and expansion of the WLAN market. Please advise as to

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the extent, if any, that your revenue increases for fiscal 2008 were due to an increase of your share of the expanded WLAN market. To the extent the increase in your domestic and international revenues for fiscal 2008 was due to an increase of your WLAN market share, please provide a narrative discussion explaining to what extent the increase in WLAN market share was related to price changes for WLAN products or events affecting your competitors.
          In response to the Staff’s comment, the Company believes that the increase in the Company’s revenue from fiscal 2007 to fiscal 2008 was due to an increase in both the overall WLAN market and the Company’s market share. According to the WLAN Report provided by Del’Oro, an industry analyst, as of the end of the 2008 calendar year, the total enterprise WLAN market worldwide increased 16% from $1.46 billion in 2007 to $1.69 billion in 2008. The Company believes that its international market share increased from 9.8% in 2007 to 10.7% in 2008, and its domestic market share increased from 9.3% in 2007 to 9.6% in 2008. The Company does not believe that the increase in its WLAN market share was related to price changes made by either the Company or its competitors for WLAN products or events affecting the Company’s competitors; rather, the Company believes that the increase in its market share was due to an increase in the total units shipped to its growing customer base.
Contractual Obligations, page 47
5.	Tell us your consideration to disclose the Company’s obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(a)(5) of Regulation S-K.
          The Company supplementally advises the Staff that it did not consider the disclosure of its unrecognized tax benefits in the table of contractual obligations because such disclosure did not appear to be responsive to Item 303(a)(5) of Regulation S-K. However, in response to the Staff’s comment, the Company will disclose its obligations for unrecognized tax benefits in the table of contractual obligations in future Annual Reports on Form 10-K.
Item 8. Financial Statements and Supplementary Data
Note 1. The Company and its Significant Accounting Policies
Revenue Recognition, page 59
6.	We note your disclosure where you indicate that “the Company recognizes revenue from indirect sales channels upon persuasive evidence provided by the reseller of a sale to the end customer.” Please clarify whether you recognize revenue when the Company delivers the product to your resellers and tell us whether this coincides with when you receive persuasive evidence from the reseller that they have a sale to an end-user customer. If these two events do not coincide, then please explain further when you recognize revenue on product sales through your indirect channels and how this relates to your sale of support services to your channel partners. In this regard, we note from your response letter dated January 24, 2007 (comment 31) that revenue from reseller support arrangements are recognized ratably over the

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support period, which begins on the date the product is delivered from the Company to the reseller. Please explain further your revenue recognition policy for multiple element arrangements with your channel partners. Also, please clarify whether the Company sells support services to your channel partners associated with specific product sales or such services relate to general product support provided to your resellers. In addition, tell us how the support services provided to channel partners differs from PCS to the end-user customer.
          In response to the Staff’s comment, the Company respectfully submits that the delivery of products to the Company’s resellers does not always coincide with the Company’s receipt of persuasive evidence of a sale. As the Staff noted, the Company recognizes revenue from indirect sales channels upon persuasive evidence provided by the reseller of a sale to the end customer. However, the timing and communication to the Company of the reseller’s sale to an end customer varies by order. While resellers have a contractual obligation to provide the Company with persuasive evidence of a sale, the Company’s receipt of such evidence can occur upon receiving the initial purchase order from the reseller, or, for those resellers that have inventory stocking rights, it can occur at the end of the month when the reseller provides a point-of-sale (POS) report. The POS report contains detailed information about the reseller’s sales to end customers. If the goods were not sold by the end of the month, the goods remain in the reseller’s inventory pending a sale to an end customer, and the Company does not recognize the potential revenue associated with such products.
          The related sale of support services to a reseller occurs when a specific sale to an end customer occurs. If the sale of support services occurs at the same time as the Company receives the initial purchase order from the reseller, the support services are included on that purchase order and recognized ratably over the related support period, commencing on delivery to the end customer. If the sale of support services occurs after the Company receives the initial purchase order, the support services for the specific product sales are purchased on a subsequent purchase order at the time the POS report is provided for all product sales that occurred during the month. Again, the support services are recognized ratably over the related support period, commencing on delivery to the end customer.
          The Company respectfully submits that, at the time of the Company’s response letter dated January, 24, 2007, with the exception of the Company’s OEM agreement with Alcatel-Lucent, the Company did not have resellers that had inventory stocking rights, and therefore, there was no requirement to provide monthly POS reports. As a result, these resellers only reported sales to end customers when they submitted the initial purchase order to the Company.
          With respect to channel partners, the Company supplementally advises the Staff that it recognizes revenue upon persuasive evidence provided by the channel partners of a sale to an end customer. When a sale involves multiple elements, the Company allocates the entire fee from the arrangement to each respective element based on its VSOE of fair value and recognizes revenue when each element’s revenue recognition criteria are met. The Company supplementally advises the Staff that, with respect to channel partners, the undelivered elements in multiple element arrangements are primarily post-contract support (PCS) services. PCS services that the Company provides to its channel partners differ from PCS that the Company provides to its end customers in that the Company is only obligated to provide support services

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to the channel partner directly, while the channel partner is obligated to provide support services directly to the end customer. The channel partner is obligated to provide Level 1 and Level 2 support services to the end customer, including technical support and RMA fulfillment, while the Company’s obligations are only to provide software upgrades and Level 3 technical support in the unusual scenario in which the channel partner is unable to provide the technical support that the end customer requires.
          The Company established VSOE of fair value for post-contract support based on the price at which the support is sold separately from the arrangement, pursuant to paragraph 10 of SOP 97-2. The price at which support has been sold separately to each class of the Company’s customers has been at consistent rates, such that more than 85% of the Company’s sales have been within 15% of the median price at which these services are sold. Given this consistency of pricing, the Company believes it can reasonably estimate VSOE of fair value for undelivered post-contract support, pursuant to paragraph 10 of SOP 97-2.
          The Company’s channel partners typically provide their own training and consulting services to the end customer, so it is unusual for the arrangements between the Company and the channel partners to include these non-support services. When training and consulting services are sold in an arrangement with a channel partner, the Company looks to the VSOE of fair value established for the undelivered elements of its arrangements based upon the normal pricing and discounting practices for those elements when they are sold separately. The Company established VSOE of fair value for training and consulting services based on the rates at which these services are sold separately from other arrangements, pursuant to paragraph 10 of SOP 97-2. The Company offers training courses at its facility, as well as courses for onsite training at the customer’s facility. The Company offers hourly and daily consulting services for basic installation and configuration services.
          The Company diligently tracks the rates at which these services are sold and notes that the rates vary only by class of end customer. That is, training and consulting services sold through resellers typically reflect a 10% discount, while services sold directly to end customers typically do not. The prices at which training and consulting services have been sold separately to each class of the Company’s end customers have been consistent such that more than 85% of such sales are within 15% of the median price at which these services are sold. While the Company does intend to expand its services offerings in the future, it does not expect its pricing of existing offerings to change in the near term.
          Given this consistency of pricing, the Company believes it can reasonably estimate VSOE of fair value for undelivered training and consulting services to its channel partners, pursuant to paragraph 10 of SOP 97-2.
          The Company will expand its disclosure in future periodic reports to clarify these revenue recognition policies.

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7.	Also, tell us if your resellers hold any inventory. If so, tell us the amount of inventory held at resellers for each period presented and tell us how you account for such inventory upon delivery to the resellers.
          The Company supplementally advises the Staff that, as discussed in the preceding response, if previously delivered goods to a reseller were not sold by the end of the month and reported as sold via a POS report, the goods would remain in the reseller’s inventory pending a sale to an end customer. The amount of inventory held by resellers pending a sale to an end customer was $1.7 million and $0.5 million as of July 31, 2008 and 2007, respectively. Upon delivery to the reseller, the Company reclassifies these assets on the balance sheet from Inventory to Deferred Costs until it receives evidence of a sale to an end customer.
Item 15. Exhibits, Financial Statement Schedules
8.	We note that various exhibits are marked as having portions omitted, pursuant to requests for confidential treatment. We call your attention to exhibits 10.15, 10.16, 10.18 and 10.19 and the terms of the order granting confidential treatment. Please verify that you still require confidential treatment for the various exhibits listed.
          The Company advises the Staff that it no longer requests confidential treatment for Exhibits 10.15 and 10.16 to the Company’s Form 10-K for the fiscal year ended July 31, 2008, relating to its agreements with Flextronics and Atheros Communications, Inc., respectively. With respect to Exhibits 10.18 and 10.19, the Company still requires confidential treatment for such exhibits as the OEM Agreement is still in effect pursuant to the term providing for automatic annual renewal, and the Company believes that disclosure of the portions of the OEM Agreement for which the Company was granted confidential treatment would result in harm to the Company. The Company will separately apply for an extension of the confidential treatment period for Exhibits 10.18 and 10.19.
Definitive Proxy Statement
Executive Compensation, page 14
9.	We note that in determining the compensation for your named executive officers you rely in part on data provided by ICR Limited regarding base salary, bonus and equity awards of a peer group of technology companies. In future filings, you should discuss the criteria that ICR used to select these technology companies, the extent to which ICR considered the comparative performance of these technology companies, and, if ICR did, how your performance compares to theirs.
          We acknowledge the Staff’s comment and will discuss the criteria that ICR (or any other outside compensation consultant that the Company may engage in the future) uses to select the peer group of companies and the extent to which such consultant considered the comparative performance of the Company and the peer group in its recommendations to the Company’s Compensation Committee.

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Compensation Discussion and Analysis, page 14
10.	We note that you eliminated your bonus program in fiscal 2007 and continued to operate without a bonus program during fiscal 2008. You state that the bonus program was eliminated because you felt it was not appropriate to grant bonuses to any employees until you achieved profitability. You then raised base salaries for fiscal 2007 in connection with the elimination of your bonus program “given Aruba’s need to stay competitive with its competitors with respect to base salaries in order to retain its key executives and its focus on achieving profitability.” The interrelationship, if any, between your cancelled bonus program and the salary increase is unclear. To what extent was cash that was kept on hand as a result of eliminating the bonus program used to fund the connected salary increases.
          The Company respectfully advises the Staff that, while it acknowledges that cash is fungible, the cancellation of the cash bonus program and the amount of the salary increases did not have a direct correlation. The Company views base salaries as a means to compensate executives for services rendered on a day-to-day basis. In contrast, the Company views cash bonuses as a means to incentivize executives to provide extraordinary services that result in the Company achieving stronger operating results. Because the Company was and continues to be not profitable, the Company eliminated the cash bonus program, as it determined that it was inappropriate to reward executives with cash bonuses for the Company’s overall performance. However, in order to retain executives, the Company felt it was important to pay base salaries that generally were in line with the market.
          In an effort to remain competitive with the job market and provide appropriate incentives to the Company’s executives, the Company typically targets base salaries for named executive officers in the general range of the 60th percentile as compared to the surveyed companies disclosed in the Company’s proxy statement. In October 2007, the Company realized it was significantly below this targeted percentile and, as a result, determined it was appropriate to raise executive salaries. However, in determining the appropriate size of the base salary increase, the Company also took into account the fact that the Company had not achieved profitability and needed to conserve cash resources. As a result, the Company decided to continue to trail the 60th percentile target and instead pay base salaries at the 50th percentile.
          The Company did not analyze what amounts would have been targeted under a bonus plan in determining the amount by which to raise base salaries. The Company did not consider that any amount of cash was kept “on hand” as a result of eliminating the bonus program and for that reason did not view the salary increases as shifting dollars from the canceled cash bonus program. The only correlation between the Company’s decision not to implement a new bonus program and to increase base salaries was the Company’s general thinking in how best to use its overall cash resources, retain executives and drive the desired performance. In determining how best to use its cash resources, the Company generally considered whether a bonus plan or salary raises would be appropriate and, based on the considerations indicated above, determined that its best allocation of cash resources would be toward base salary, given Aruba’s critical retention needs.

Securities and Exchange Commission
March 20, 2009

11.	Whenever performance is used in setting compensation policies and making compensation decisions, please disclose the specific items of performance taken into account. As an example, we note your disclosure regarding your long-term equity-based incentive program on page 20. Although you have not formalized the process by which you take an individual’s performance into account when determining the size of long-term equity-based incentives, it would be helpful for investors if you discussed the items considered.
          The Company respectfully advises the Staff that the Compensation Committee has not established specific items of individual performance by which to measure executives. The Company’s chief executive officer, Dominic Orr, annually reviews the performance of each of the Company’s other executive officers based on his subjective assessment of the executive’s contributions to the Company over the prior year. Mr. Orr may take into account any specific items of performance he deems to be relevant. As described on page 19 of the Company’s Definitive Proxy Statement filed on Schedule 14A with the Commission on November 25, 2008 (the “Proxy Statement”), a named executive officer’s personal performance typically is judged in part on whether the Company’s business objectives have been met, and each named executive officer’s experience, skills, knowledge and responsibilities also are considered. Mr. Orr shares his performance assessment of each executive officer with the Compensation Committee prior to the Compensation Committee’s annual compensation review and determination. In establishing actual compensation, the Compensation Committee may take into account such performance assessment, which addresses both financial and non-financial objectives, other individual factors, such as an executive officer’s tenure with the Company and the executive officer’s individual performance over a given year, and competitive market data for the executive officer’s position.
          In future filings, to the extent applicable, we will provide additional disclosure with respect to the effects of the consideration by the Compensation Committee of individual performance or other subjective factors on an executive officer’s actual compensation.
12.	We note that you have omitted the performance goals of Mr. Kirby, which are based on revenue achievement in the North American region. These goals appear to constitute a material element of your executive compensation. We presume you are relying on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets and that you have a competitive harm analysis that supports your reliance on that instruction. Please advise. We do note your discussion regarding the difficulty of attaining such targets.
          The Company respectfully confirms that it relied on Instruction 4 to Item 402(b) of Regulation S-K to omit the corporate performance targets, and that it has a competitive harm analysis that supports its reliance on that instruction.
          Instruction 4 to Item 402(b) of Regulation S-K states that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, each of which

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incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder. Exemption 4 generally exempts “matters that are . . . trade secrets and commercial or financial information obtained from a person [that is] privileged or confidential” from the class of materials that public agencies must make available to the public. For Exemption 4 to apply, the following test must be satisfied: (1) the information for which an exemption is sought must be a trade secret or such information must be commercial or financial in character; (2) such information must be obtained from a person, which includes a corporation; and (3) such information must be privileged or confidential. Nadler v. Federal Deposit Ins. Corp., 92 F.3d 93, 95 (2d. Cir. 1996); GC Micro Corp. v. Defense Logistics Agency, 33 F.3d 1109, 1112 (9th Cir. 1994).
          Commercial or Financial Information. The United States Court of Appeals for the District of Columbia has held that the terms “commercial or financial information” as used in Exemption 4 should be given their ordinary meaning and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food & Drug Admin., 704 F.2d 1280, 1290 (D.C. Cir. 1983). Examples of items generally regarded as commercial or financial information include: business sale statistics, technical designs, license and royalty information, customer and supplier lists, and information on financial condition. See Landfair v. United States Dep’t of the Army, 645 F. Supp. 325, 327 (D.C. Cir. 1986). Likewise, in Critical Mass Energy Project v. Nuclear Regulatory Comm’n, 644 F. Supp. 344, 346 (D.D.C. 1986), vacated on other grounds, 830 F.2d 278, 281 (D.C. Cir. 1987), the court held that “information is commercial if it relates to commerce, or it has been compiled in pursuit of profit.”
          During fiscal 2008, Mr. Kirby’s performance objectives were to achieve certain North American sales revenue targets projected in the Company’s internal operating plan. The target levels of the performance objectives specifically related to the Company’s commercial operations and its financial condition. As such, the target levels constitute “commercial or financial information” under Exemption 4.
          Provided by a Person. Under the second requirement of Exemption 4, information for which confidential treatment is requested must be provided to the Commission by a person. The Landfair court stated that the term “person” refers to a wide range of entities, including corporations. 645 F. Supp. at 327. The Company, from whom the information is obtained, is a corporation, and therefore is a person within the meaning of Exemption 4. Accordingly, the second prong under Exemption 4 has been satisfied.
          Privileged or Confidential Information. Commercial or financial information is considered “confidential” within the meaning of Exemption 4 where (i) it is not customarily released to the public by the person from whom it was obtained, and (ii) requiring disclosure would likely impair the government’s ability to obtain necessary information in the future or public disclosure would cause substantial harm to the competitive position of the person from whom the information was obtained. S. Rep. No. 813, 89th Cong, 1st Sess. 9 (1965); see also Burke Energy Corp. v. Dep’t of Energy, 583 F. Supp. 507 (1984); National Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (1974). Evidence revealing actual

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competition and the likelihood of substantial competitive injury are sufficient to bring commercial information within the realm of confidentiality. Public Citizen, 704 F.2d at 1291.
          As noted in the Proxy Statement, the performance objectives were based on the achievement of certain revenue targets in the Company’s North American region, as set forth in the Company’s internal operating plan. The Company’s internal operating plan and, consequently, the target levels of the performance objectives, represent the Company’s confidential internal goals for its business, financial and operational strategies. None of this information was released or disclosed to the public.
          The Company believes that disclosure of the revenue targets for the head of its North American sales efforts would cause substantial harm to its competitive position. If the Company were required to disclose the revenue targets, it would essentially be informing its competitors of its expectations, both historically and for the current fiscal year, for its business, financial and operational strategies. The disclosure of such performance targets would provide significant visibility into, and allow the Company’s competitors to reach significant conclusions about, its plans and priorities, including its plans for growth, profitability and allocation of resources.
          The Company’s future success depends in part on achieving profitability and gaining market share from its competitors. If the Company were forced to disclose Mr. Kirby’s performance targets, the Company’s competitors could use such information to unfairly compete with the Company, which would clearly be harmful to the Company’s business and its future operations. In particular, such disclosure could hamper the Company’s retention efforts with respect to Mr. Kirby and other employees whose jobs relate to increasing sales in North America. For example, competitors could use such information to recruit Mr. Kirby and other employees away from the Company or to retain their own employees by offering similar incentives. Mr. Kirby is responsible for and critical to the growth of the Company’s North American sales. Retaining Mr. Kirby as an employee is essential to the Company’s ability to compete in the marketplace and achieve long-term success.
          In addition, competitors could implement tactics to prevent the Company from achieving its strategies. For example, to the extent that the Company shifts its business, financial or operational strategies from one area of focus to another (such as to or from sales in North America as opposed to other regions in which the Company operates), such shift would likely be reflected in the annual operating plan and consequently the revenue targets. The disclosure of such shift through the disclosure of Mr. Kirby’s revenue targets would give competitors notice of the Company’s plans. This would place the Company at a strategic disadvantage comparatively to its competitors when attempting to execute its strategy. In addition, the Company’s competitors that are not publicly traded have no comparable reporting requirements. Disclosure of the Company’s revenue targets without a corresponding opportunity to access similar information from its many smaller competitors would place the Company at a strategic and competitive disadvantage, which would be harmful to its stockholders.
          Furthermore, disclosure of historical performance target levels would allow competitors to forecast or extrapolate the Company’s business model to future periods and subject the Company to

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similar risks. The Company may also have multi-year strategies that would be harmed by disclosure of historical performance targets.
          Moreover, the disclosure of the Company’s revenue targets for Mr. Kirby would be unnecessary and misleading to investors. The Company provides quarterly guidance with respect to its business outlook, which informs investors of the Company’s expected performance. The revenue targets established for Mr. Kirby, who is the primary driver of sales in the North American region, are generally “stretch” goals, and therefore are unlikely to provide a realistic expectation of the Company’s revenue expectations for that region. The disclosure of the targets would cause confusion in the investment community and may provide stockholders and potential investors with misleading information regarding the Company’s expectations of its financial performance. This would clearly be harmful to the Company and its stockholders.
          Accordingly, for all of the reasons outlined above, the Company believes that disclosure of Mr. Kirby’s performance targets would result in competitive harm to the Company and therefore may be omitted under Instruction 4 to Item 402(b).
Form 10-Q for the Quarter Ended October 31, 2008
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 19
13.	We note your discussion on page 19 that the current economic conditions worldwide have adversely impacted your operating results and created significant and incremental uncertainty for the Company’s future. It is not clear, however, from your Results of Operations discussion specifically what impact the current economy has had on your business as your current disclosures focus on increased revenues due to new product introduction and continued strength in your education and healthcare verticals. Please significantly enhance your Overview disclosures to include a discussion the impact that the current economy has had on your business and the impact that you expect it to have on your future results of operations. Further, please quantify the expected effects of these and other known, material trends, events and uncertainties on your future results to the extent possible. Please see Section III.B 3 of Release No. 33-8350 for additional guidance.
          The Company supplementally advises the Staff that management is constantly monitoring the impact of current economic conditions on both the short-term and long-term health of the business. However, at this time, the Company cannot reliably determine the quantitative impact that the current economic environment has had on the business, although the Company believes that there are a number of qualitative factors that have negatively impacted the Company’s revenue growth during this fiscal year, which the Company expects may continue for the remainder of fiscal 2009.

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          As described in the Company’s risk factors included in its periodic reports, the purchase of the Company’s products in some vertical markets is discretionary and involves a significant commitment of capital and other resources. Therefore, weak economic conditions, or a reduction in overall IT spending, can have an adverse impact on these sales, which, in turn, would adversely affect the Company’s overall business, operating results and financial condition. As global economic conditions have deteriorated during fiscal 2009, the Company has experienced an increase in customer deferrals or cancellations with respect to the Company’s sales pipeline. The Company believes that this contraction is a response, in part, to tighter credit, negative financial news and delayed budget approvals. As a result, these conditions have led to longer sales cycles and increased competition with respect to pricing the Company’s products. While the Company has not experienced either a decrease in its average selling prices or an increase in its average discounts, the Company believes that global economic conditions could negatively impact these business metrics during the remainder of fiscal 2009.
          The Company’s business depends on growing demand for information technology (“IT”) and the economic health of the Company’s current and prospective customers. Given the uncertainty with respect to current economic conditions, the Company has little visibility with respect to the level of overall IT spending, the deterioration of which would have a material adverse effect on the Company’s results of operations and growth rates. Therefore, the Company’s current business and operating plan assumes that economic activity in general, and IT spending in particular, will decrease from current levels.
          Although current economic conditions continue to weaken, the Company was able to generate increased revenues from the fourth quarter of fiscal 2008 to the first quarter of fiscal 2009 due to new product introductions and continued strength in the education and healthcare verticals. These verticals may be less affected by the overall macroeconomic conditions. However, the Company believes that, without the effect of current economic conditions, the Company’s revenues may have increased at a higher rate during this period.
          As the Staff has requested, the Company will enhance its disclosures in future filings to address the impact of current economic conditions on the Company’s overall business and financial results.
* * * * *
          The Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
March 20, 2009

          Please direct your questions or comments regarding the Company’s responses to the undersigned at (650) 565-3969. Thank you for your assistance.

Sincerely, WILSON SONSINI GOODRICH & ROSATI Professional Corporation /s/ Jon Avina Jon C. Avina, Esq.

cc:	Dominic P. Orr, President and Chief Executive Officer Aruba Networks, Inc.

EXHIBIT A
Manufacturing
     We outsource the manufacturing of our hardware products to Flextronics which helps us to optimize our operations by lowering costs and reducing time to market. Our agreement with Flextronics is automatically renewed each year for successive one-year terms unless we or Flextronics provides at least 90 days advance written notice to the other party of an intent to not renew. In addition, this agreement may be terminated by us or Flextronics for any reason upon 180 days advance written notice to the other party.